File No: 40610-0001

May 6, 2022

The Alkaline Water Company Inc.
8541 E. Anderson Drive, Suite 100
Scottsdale, Arizona 85255
U.S.A.

Dear Sirs/Mesdames:

Re: The Alkaline Water Company Inc.

We have acted as counsel for The Alkaline Water Company Inc., a Nevada corporation (the "Company"), with respect to certain matters in connection with the sale by the Company of up to 9,583,334 shares of common stock of the Company (the "Shares"), including up to 1,250,000 shares of common stock of the Company that may be sold pursuant to the underwriter's exercise of an option to purchase additional shares, pursuant to a Registration Statement on Form S-3 (File No. 333-262683) (the "Registration Statement"), filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"), the prospectus dated March 24, 2022 filed with the Commission in connection within the Registration Statement (the "Base Prospectus"), the prospectus supplement dated May 4, 2022, filed with the Commission pursuant to Rule 424(b) of the General Rules and Regulations of the Act (together with the Base Prospectus the "Prospectus") and an underwriting agreement dated May 4, 2022 between the Company and Aegis Capital Corp. (the "Underwriting Agreement").

In connection with this opinion, we have examined and relied upon the following documents:

(a) the articles of incorporation of the Company, as amended;

(b) the bylaws of the Company, as amended;

(c) the resolutions adopted by the board of directors of the Company pertaining to the Shares;

(d) the Registration Statement; and

(f) the Prospectus.

In addition, we have examined such other documents as we have deemed necessary or appropriate as a basis for the opinions hereinafter expressed.

We have assumed that the signatures on all documents examined by us are genuine, that all documents submitted to us as originals are authentic and that all documents submitted to us as copies or as facsimiles of copies or originals, conform with the originals, which assumptions we have not independently verified.

Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth below, we are of the opinion that the Shares, when issued and delivered by the Company against payment therefor in accordance with the terms of the Underwriting Agreement, will be duly and validly authorized and issued as fully paid and non-assessable shares of common stock in the capital of the Company.

This opinion letter is opining upon and is limited to the current federal laws of the United States and the laws of the State of Nevada, including the statutory provisions, all applicable provisions of the Nevada constitution and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist.  We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction.  We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise.

We consent to the references to our firm in the Prospectus and to the filing of this opinion as an exhibit to a Current Report on Form 8-K to be filed with the Commission for incorporation by reference into the Registration Statement. In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Act or the Act.

Yours truly, CLARK WILSON LLP /s/ Clark Wilson LLP